UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated October 29, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



SibanyeGOLD
We are One

A PROUDLY SOUTH AFRICAN MINING COMPANY

WESTONARIA 29 October 2015: Sibanye Gold Limited ("Sibanye" or the "Group") (JSE: SGL & NYSE: SBGL) is pleased to present a trading statement and operational update for the quarter ended 30 September 2015. Detailed financial and operating results are provided on a six-monthly basis i.e. at the end of June and December.

TRADING STATEMENT:

Shareholders are advised that Sibanye has a reasonable amount of certainty that its earnings per share (2014: 186 cents per share) and headline earnings per share (2014: 170 cents per share) for the year ending 31 December 2015 to be more than 20% (149 cents per share or 136 cents per share respectively) lower than for the corresponding period in 2014, as previously reported. The financial information on which this trading statement is based has not been reviewed or reported on by Sibanye's auditors. A further trading statement with a more definitive range will be released in due course.

United States Dollars			Key Statistics			South African Rand		
Quarter ended							Quarter ended	
Sept 2014	June 2015	Sept 2015				Sept 2015	June 2015	Sept 2014
424.7	398.5	**410.6**	000'oz	Gold produced	kg	**12,772**	12,396	13,210
5,051	4,867	**5,104**	000ton	Ore milled	000ton	**5,104**	4,867	5,051
1,283	1,193	**1,126**	$/oz	Revenue	R/kg	**470,349**	462,891	442,255
75	70	**67**	$/ton	Operating cost	R/ton	**865**	846	803
166.6	135.4	**123.9**	$m	Operating profit	Rm	**1,592.6**	1,621.6	1,784.7
31	28	**27**	%	Operating margin	%	**27**	28	31
908	866	**835**	$/oz	Total cash cost	R/kg	**348,857**	335,883	312,922
78.5	69.3	**67.3**	$m	Capital expenditure	Rm	**872.9**	836.0	840.3
1,116	1,054	**1,007**	$/oz	All-in sustaining cost	R/kg	**420,811**	409,027	384,777
13	12	**11**	%	AISC margin	%	**11**	12	13

Stock data for the 3 months ended 30 September 2015

Number of shares in issue		JSE Limited – (SGL)	
– at end of September 2015	914,841,898	Price range per ordinary share	ZAR13.66 to ZAR20.78
– weighted average	914,323,677	Average daily volume	3,200,103
Free Float	100%	**NYSE – (SBGL); one ADR represents four ordinary shares**	
ADR Ratio	1:4	Price range per ADR	US$4.21 to US$6.80
Bloomberg/Reuters	SGLS / SGLJ.J	Average daily volume	1,330,246

STATEMENT BY NEAL FRONEMAN, CHIEF EXECUTIVE OFFICER OF SIBANYE GOLD

Overview and update for the quarter ended 30 September 2015 compared with the quarter ended 30 September 2014

Operating summary

Sibanye's gold operations have largely recovered from the operational challenges experienced during the March 2015 quarter. Production from the Beatrix and Cooke Operations improved significantly relative to production for the comparable period in 2014, driven largely by a planned increase in volumes mined and milled. Gold production from the surface operations increased by 13%, driven primarily by new sources of higher grade material and higher volumes processed at Driefontein. Two fires at Kloof hampered the removal of high grade ore from underground however, resulting in a lower mine call factor ("MCF") and a 17% decline in the underground yield, with production at Driefontein impacted by seismicity and illegal industrial action during the quarter. As a result, Group gold production of 12,772kg (410,600oz) for the September 2015 quarter was 3% lower than for the comparable period in 2014, but 3% higher than that achieved in the June 2015 quarter.

The average rand gold price received for the September 2015 quarter increased by 6% to R470,349/kg due to a 21% depreciation of the rand against the US dollar year-on-year, to an average of R13.00/US$ for the September 2015 quarter. This was despite a 12% year-on-year decline in the average dollar gold price to US$1,126/oz. Healthy margins were maintained, notwithstanding the impact of higher electricity tariffs, resulting in above inflation electricity costs, and provisions for the increased wages. Operating profit for the period amounted to R1.6 billion (US$124 million).

Total cash cost of R348,857/kg and the All-in sustaining cost ("AISC")of R420,811/kg increased by 11% and 9%, respectively, but in dollar terms remained globally competitive, with Total cash cost 8% lower at US$835/oz and AISC 10% lower at US$1,007/oz.

Capital expenditure of R873 million (US$67 million) was 4% higher than for the September 2014 quarter. The increase was due to increased ore reserve development ("ORD") and project capital expenditure, mainly at Burnstone. This was partly offset by sustaining capex at Driefontein and Kloof, reducing predominantly due to the completion of the CIL tank refurbishment at Driefontein (R46 million) and other upgrades (R21 million), which reached completion during 2014.

Safety

On a progressive basis for 2015, the Fatal Injury Frequency Rate ("FIFR") declined to 0.06 (per million man hours worked), a 54% improvement compared with the same period in 2014 and the best safety performance ever produced by these assets. The FIFR for the September quarter improved further to 0.04, but reflected a regrettable fatality which occurred at the Kloof operation during August. The Sibanye board extends its deepest condolences to the family and colleagues of Sejakgomo Mokhali. Management remains determined and committed to its zero harm policy. It was pleasing to note that Sibanye as a group achieved one million fatality free shifts on 19 September 2015 and two million fatality free shifts on 27 October 2015.

Wage negotiations

On 22 October 2015, Sibanye signed a three year wage agreement with the National Union of Mineworkers ("NUM"), UASA and Solidarity. The offer by Sibanye was originally conditional on acceptance by all unions, however, the Association of Mineworkers and Construction Union ("AMCU") rejected, and continued to reject, all offers made. Many of our employees were in favour of accepting the offer and in order not to prejudice them, or those employees belonging to NUM, UASA and Solidarity a decision was taken to implement the wage agreement to all employees in the bargaining unit at Sibanye. The offer was one that can ensure sustainable operations without putting jobs at risk. No other agreement will now be considered. The basic terms of the agreement are as follows:

- Category 4-8 employees and B-lower officials will receive an increase of R675 per month in year 1, R700 per month in year 2 and R725 per month in year 3, as well as a R100 per month increase in living-out allowance in year 1. This represents an increase of 12% in year 1, 11% in year 2 and 10% in year 3.
- Miners, Artisans and Officials, an increase of 6% on standard rate of pay in year 1, and 6% or CPI (whichever is the greater) in years 2 and 3.

Further detail on the wage agreements is available at: www.goldwagenegotiations.co.za.

Corporate activity

We have previously indicated our intent to pursue acquisitions in the Platinum sector in South Africa and during the quarter a number of significant strategic acquisitions were announced, which will enhance our ability to pay shareholders sustainable, industry leading dividends, and consistent with our vision, will ensure that we continue to create superior value for all of our stakeholders.

On 9 September 2015, we announced that an agreement had been reached with Anglo American Platinum to acquire its Rustenburg operations. The Rustenburg operations offer an attractively priced and defensively structured entry into the PGM sector and significant leverage to the price cycle. The location of the Rustenburg operations in the middle of the western limb of the bushveld complex, offers significant strategic options for the realisation of value with neighboring operations. On 6 October 2015 a bid to acquire Aquarius Platinum, a low cost producer adjacent to the Rustenburg operations and with a joint venture operation in Zimbabwe, was announced. The Aquarius board accepted the cash offer and has recommended it to its shareholders. The successful conclusion of both of these transactions would consolidated Sibanye's position as the world's fifth largest global PGM producer and allow significant synergies between the Rustenburg operations and Aquarius' Kroondal mine to be realised. Cost and production synergies with an estimated value of around R800 million per annum are likely to be realised within four years of concluding the transactions. Both of these acquisitions are subject to shareholder and regulatory approvals.

Both of these acquisitions are expected to be completed during 2016, for more detail refer our website – www.sibanyegold.co.za.

Outlook

Despite the solid and continuing operational recovery after the March 2015 quarter, particularly at Beatrix and Cooke, various operational disruptions and distractions related to the on-going wage negotiations have continued to impede a full recovery at Kloof, and to a lesser extent, Driefontein. Operating trends continued to improve during the September 2015 quarter, but even with a further forecast improvement for the December 2015 quarter, it is unlikely that we will claw back production that was lost during the March 2015 quarter. As such, we are downgrading guidance for the year.

Gold production is forecast to be between 4% and 6% lower than original guidance. Guidance is now between 47 tons (1.51 Moz) and 48 tons (1.54 Moz). At these production levels, Total cash cost is forecast at between R350,000/kg and R360,000/kg and AISC at between R425,000/kg and R435,000/kg. Costs in dollar terms remain largely unchanged due to the weaker rand/dollar exchange rate which is forecast at an average R12.50/US$ for 2015. Total cash cost is forecast at between US$870/oz and US$895/oz and AISC between US$1,060/oz and US$1,085/oz.

29 October 2015
N. Froneman
Chief Executive Officer

SALIENT FEATURE AND COST BENCHMARKS

Salient features and cost benchmarks for the quarters ended 30 September 2015, 30 June 2015 and 30 September 2014

			Total			Driefontein		Kloof		Beatrix		Cooke	
			Group	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface	Under-ground	Surface
Operating results													
Tons milled/treated	000'ton	**Sept 2015**	**5,104**	**2,339**	**2,765**	**632**	**873**	**500**	**495**	**780**	**344**	**427**	**1,053**
		June 2015	4,867	2,151	2,716	614	791	503	503	700	369	334	1,053
		Sept 2014	5,051	2,228	2,823	697	732	495	573	657	438	379	1,080
Yield	g/t	**Sept 2015**	**2.50**	**4.96**	**0.43**	**6.44**	**0.61**	**6.34**	**0.64**	**3.50**	**0.34**	**3.82**	**0.20**
		June 2015	2.55	5.25	0.41	6.35	0.54	7.14	0.60	3.66	0.38	3.72	0.23
		Sept 2014	2.62	5.46	0.37	6.40	0.44	7.68	0.54	3.74	0.39	3.76	0.22
Gold produced/sold	kg	**Sept 2015**	**12,772**	**11,596**	**1,176**	**4,069**	**532**	**3,168**	**319**	**2,729**	**117**	**1,630**	**208**
		June 2015	12,396	11,291	1,105	3,901	426	3,589	300	2,559	142	1,242	237
		Sept 2014	13,210	12,173	1,037	4,464	323	3,800	308	2,454	170	1,455	236
	000'oz	**Sept 2015**	**410.6**	**372.8**	**37.8**	**130.8**	**17.1**	**101.9**	**10.2**	**87.7**	**3.8**	**52.4**	**6.7**
		June 2015	398.5	363.0	35.5	125.4	13.7	115.4	9.6	82.3	4.6	39.9	7.6
		Sept 2014	424.7	391.4	33.3	143.5	10.4	122.2	9.9	78.9	5.5	46.8	7.6
Operating cost	R/ton	**Sept 2015**	**865**	**1,729**	**134**	**1,995**	**173**	**2,383**	**163**	**1,098**	**150**	**1,720**	**83**
		June 2015	846	1,746	133	1,962	168	2,247	162	1,137	145	1,872	88
		Sept 2014	803	1,652	133	1,684	178	2,186	186	1,201	83	1,668	99
Total cash cost	R/kg	**Sept 2015**	**348,857**			**313,497**		**363,650**		**325,615**		**446,028**	
		June 2015	335,883			315,969		313,860		318,067		484,652	
		Sept 2014	312,922			279,110		296,860		318,407		439,030	
	US$/oz	**Sept 2015**	**835**			**750**		**869**		**779**		**1,067**	
		June 2015	866			814		809		819		1,249	
		Sept 2014	908			810		861		924		1,274	
Operating margin	%	**Sept 2015**	**27**	**26**	**32**	**34**	**39**	**20**	**46**	**34**	**6**	**5**	**4**
		June 2015	28	28	29	33	32	32	41	33	18	(7)	14
		Sept 2014	31	32	17	41	9	36	22	27	51	0	7
All-in sustaining cost	R/kg	**Sept 2015**	**420,811**			**379,331**		**449,297**		**384,364**		**501,741**	
		June 2015	409,027			376,011		391,309		386,486		563,218	
		Sept 2014	384,777			353,499		378,311		379,878		497,575	
	US$/oz	**Sept 2015**	**1,007**			**908**		**1,075**		**920**		**1,200**	
		June 2015	1,054			969		1,008		996		1,451	
		Sept 2014	1,116			1,026		1,098		1,102		1,444	
All-in cost	R/kg	**Sept 2015**	**429,565**			**379,744**		**455,635**		**384,364**		**502,992**	
		June 2015	415,836			376,959		391,797		386,486		565,720	
		Sept 2014	392,339			353,499		378,311		379,878		497,575	
	US$/oz	**Sept 2015**	**1,028**			**909**		**1,090**		**920**		**1,203**	
		June 2015	1,071			971		1,009		996		1,458	
		Sept 2014	1,138			1,026		1,098		1,102		1,444	
All-in cost margin	%	**Sept 2015**	**9**			**19**		**3**		**19**		**(7)**	
		June 2015	10			18		15		16		(21)	
		Sept 2014	11			20		15		14		(13)	
-Ore reserve development	R'mil	**Sept 2015**	**625.6**			**203.8**		**231.5**		**135.2**		**55.1**	
		June 2015	568.5			170.6		203.6		134.3		60.0	
		Sept 2014	564.1			172.2		223.5		115.0		53.4	
-Sustaining capital	R'mil	**Sept 2015**	**137.7**			**66.4**		**41.6**		**13.4**		**16.3**	
		June 2015	185.9			55.5		72.1		32.1		26.2	
		Sept 2014	245.7			131.0		66.8		15.9		32.0	
-Corporate and project		**Sept 2015**	**109.6**			**1.9**		**22.1**		**-**		**2.3**	
		June 2015	81.6			4.1		1.9		-		3.7	
		Sept 2014	30.5			-		-		-		-	
Total capital expenditure*	R'mil	**Sept 2015**	**872.9**			**272.1**		**295.2**		**148.6**		**73.7**	
		June 2015	836.0			230.2		277.6		166.4		89.9	
		Sept 2014	840.3			303.2		290.3		130.9		85.4	
Total capital expenditure*	US$'mil	**Sept 2015**	**67.3**			**21.2**		**22.7**		**11.4**		**5.6**	
		June 2015	69.3			19.1		23.0		13.8		7.5	
		Sept 2014	78.5			28.3		27.1		12.2		8.0	

Average exchange rates for the quarters ended 30 September 2015, 30 June 2015 and 30 September 2014 were R13.00/US$, R12.07/US$ and R10.72/US$, respectively.

* Included in the Corporate and project capital expenditure of R83.3 million (US$6.4million), R71.9 million (US$5.9 million) and R30.5 million (US$2.9 million) for the quarters ended 30 September 2015, 30 June 2015 and 30 September 2014, respectively, is the capitalised costs at Burnstone of R81.3 million (US$6.3 million), R65.2 million (US$5.4 million) and R25.0 million (US$2.3 million).

Quarter ended 30 September 2015 compared with the quarter ended 30 September 2014

Underground operations

Driefontein

Gold production of 4,069kg (130,800oz) was 9% lower than for the comparable quarter in 2014. Ore milled of 632,000 tons was 9% lower mainly due to seismicity, which resulted in a large number of unplanned crew moves during the quarter. Positively, despite an 8% decline in average stoping values as per the mining plan, the yield was flat at 6.44g/t due to a 7% increase in the MCF to 89%.

As previously reported, a decrease in development was planned for 2015. Main development decreased by 14% to 4,193 metres and main on-reef development of 974 metres decreased by 22%. However, average values increased by 8% to 1,465cm.g/t from 1,359cm.g/t year-on-year.

Operating costs increased by 7% to R1,261 million (US$97 million). This was largely due to a provision for the annual wage increases and above inflation electricity tariffs.

As a result of the operational disruptions and lower gold production, operating profit decreased by 18% to R655 million (US$50 million). The operating margin decreased to 34% from 41%.

Capital expenditure increased by 8% to R270 million (US$21 million) due to an increase in capitalised ORD. Capital expenditure during the September 2015 quarter was predominantly spent on stabilisation of the shaft barrel at Ya Rona shaft, 38 level refrigeration and cooling plant at Ya Rona shaft, and community development ("SLP") projects.

Kloof

Gold production decreased by 17% to 3,168kg (101,900oz) compared with the quarter ended 30 September 2014, due to an 18% decline in the MCF to 72%. The average mined grades remained consistent with the comparable reporting period. The reduced MCF was primarily due to accumulations that resulted from two underground fires. The MCF is forecast to recover during the December 2015 quarter.

Ore milled increased marginally to 500,000 tons, underpinned by a 4% increase in square metres mined. Underground unit costs increased by 9% to R2,383/ton.

As planned, main development decreased by 4% to 4,466 metres. On-reef development increased by 20% to 1,159 metres and the average development value increased by 32% to 1,892cm.g/t from 1,435cm.g/t.

Operating costs increased by 10% to R1,192 million (US$92 million), primarily due to the provision for the annual wage increases and above inflation increases in electricity costs.

As a result of the lower production and increase in costs, operating profit halved to R295 million (US$23 million), with the operating margin decreasing from 36% to 20%.

Capital expenditure was comparable at R292 million (US$22 million). The majority of expenditure was on ORD, electrical and winder upgrades and growth projects – the West Rand Tailing Retreatment Project and the 4 shaft below infrastructure project.

Beatrix

Beatrix recorded a solid operating result for the quarter ended 30 September 2015. Gold production increased by 11% to 2,729kg (87,700oz) mostly due to higher volumes mined at Beatrix North. A 19% increase in ore milled, to 780,000 tons, was partly offset by a 6% decline in the average yield to 3.50g/t. The lower yield was largely due to a decrease in mining grades and lower volumes from the higher grade Beatrix West section. Unit costs were 9% lower at R1,098/ton.

Main, capital development increased by 22% to 5,957 metres and main on-reef development increased by 11% to 1,936 metres. The average development value increased by 3% to 1,073cm.g/t from 1,043cm.g/t.

Operating costs increased by 9% year-on-year to R857 million (US$66 million), mainly due to the provision for the annual wage increase and the above inflation electricity increase together with the increase in on-reef development.

Operating profit of R431 million (US$33 million) was 47% higher as a result of the increase in gold production and the higher gold price received, partly offset by the increase in operating costs. The operating margin increased to 34% from 27%.

Capital expenditure increased by 13% to R148 million (US$11 million) mainly due to the increase in ORD.

Cooke

Gold production increased by 12% to 1,630kg (52,400oz) as a result of a planned increase in volumes. Yields however remained below plan at 3.82g/t, due to delays in extracting the higher grade pillars as a result of the late commissioning of the new grout plant at Cooke 1 shaft. The grout plant was successfully commissioned in September 2015.

Ore milled increased by 13% to 427,000 tons underpinned by an 11% increase in square metres. Volumes are expected to increase further from Cooke 4 and higher grade areas at Cooke 1 and 2 during the December 2015 quarter.

As planned, main development decreased by 14% to 3,173 metres. Non-priority prospect development has been delayed until required. A seismic event in the shaft pillar at Cooke 4 continues to negatively impact on flexibility and necessitated changes to the development layout.

Cooke recorded a unit cost of R1,720/ton for the period under review which is 3% higher than the comparable period in 2014.

Operating costs increased by 16% to R734 million (US$56 million) due to the increase in volumes mined and processed, annual wage increases and above inflation increases in the electricity tariffs.

The operating profit of R37 million (US$3 million) compares favorably with a R2 million operating loss for the comparable period in 2014. The operating margin increased to 5% from 0% in 2014.

Capital expenditure of R73 million (US$6 million) was mainly spent on ORD, technical upgrades and SLP projects.

Surface operations

Driefontein

Higher grades and volumes processed from surface rock dump ("SRD") material at Driefontein resulted in gold production increasing by 65% to 532kg (17,100oz).

Throughput increased by 19% to 873,000 tons following a decision to utilize spare capacity at the Driefontein 1 plant to process SRD material. The yield increased to 0.61g/t from 0.44g/t due to newly identified SRD sources.

Operating costs increased by 16% to R151 million (US$12 million) due to the increase in volumes processed, the provision for annual wage increases and the provision for increased electricity tariffs. However, the unit cost decreased by 3% to R173/ton as a result of the increase in SRD volumes processed and efficiency gains due to the process at the front end of the plant being redesigned.

Operating profit increased six-fold to R98 million (US$8 million) due to higher gold production and the higher gold price.

Capital expenditure at R2 million compares with R54 million spent for the comparable period in 2014, mostly on the CIL plant upgrade.

Kloof

Gold production increased by 4% to 319kg (10,200oz), mostly due to a 20% increase in SRD grades, which is consistent with the previous two quarters.

Throughout decreased by 14% to 495,000 tons as surface volumes were displaced by increased volume from underground. Unit costs decreased by 12% to R163/ton.

Operating costs decreased by 24% to R81 million (US$6 million) mainly due to the mothballing of the failed Python plant in the quarter ended 30 September 2014, and a decrease in stores and ore transport costs.

The surface operations contributed R69 million (US$5 million), double that of the September quarter 2014. The operating margin increased to 46% from 22%.

Capital expenditure decreased marginally to R3 million (US$ million), due to a decrease in purchases of critical spares for Kloof 1 plant.

Beatrix

Gold production was 31% lower at 117kg (3,800oz) due to lower SRD grades and lower volumes. Lower grade surface sources were displaced by higher grade underground sources.

As such throughput decreased by 22% to 344,000 tons, at a yield of 0.34g/t, compared with 0.39g/t for the comparable period in 2014.

Operating costs increased to R52 million (US$4 million) at a unit cost of R150/ton. Despite the lower volumes, surface operations contributed R3 million to operating profit.

Capital expenditure amounted to R1 million, which was similar to last year.

Cooke

Gold production decreased by 12% to 208kg (6,700oz) for the quarter ended 30 September 2015, due to a 12% decrease in yields and lower throughput. Selective mining initiatives have been implemented to increase the mining grade.

Throughput decreased by 3% to 1,053,000 tons. Unit costs decreased by 16% to R83/ton and are expected to remain at these levels going forward.

Operating costs decreased by 19% to R87 million (US$7 million) due to improved operating efficiencies. The yields of 0.20g/t was slightly lower than previous quarters.

The surface operations contributed R3 million to operating profit. The operating margin decreased from 7% to 4% as a result of the slightly decrease in volumes and grade.

Capital expenditure of R1 million was largely spent on technical projects.

DEVELOPMENT RESULTS

Development values represent the evaluation results and no allowance has been made for any adjustments which may be necessary when estimating ore reserves. All figures below exclude shaft sinking metres, which are reported separately where appropriate.

Driefontein		Quarter ended 30 Sept 2015			Quarter ended 30 June 2015			Nine months to 30 Sept 2015		
	Reef	Carbon leader	Main	VCR	Carbon leader	Main	VCR	Carbon leader	Main	VCR
Advanced	(m)	**1,659**	**1,044**	**1,490**	1,808	928	1,277	5,162	2,851	3,797
Advanced on reef	(m)	**482**	**187**	**305**	363	237	146	1,319	631	552
Channel width	(cm)	**95**	**73**	**52**	68	66	45	92	68	59
Average value	(g/t)	**17.0**	**9.3**	**32.9**	23.9	12.5	59.2	18.6	11.1	33.7
	(cm.g/t)	**1,613**	**682**	**1,711**	1,622	820	2,681	1,711	758	1,977

Kloof		Quarter ended 30 Sept 2015				Quarter ended 30 June 2015				Nine months to 30 Sept 2015			
	Reef	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon	VCR	Kloof	Main	Libanon
Advanced	(m)	**2,844**	**693**	**857**	**72**	2,850	431	953	332	8,772	1,733	2,578	705
Advanced on reef	(m)	**718**	**223**	**195**	**23**	626	188	148	99	1,928	610	452	313
Channel width	(cm)	**109**	**153**	**113**	**105**	113	86	145	149	112	121	115	165
Average value	(g/t)	**23.3**	**5.5**	**7.4**	**5.9**	22.2	13.6	8.3	2.1	22.4	8.0	8.0	2.2
	(cm.g/t)	**2,545**	**834**	**833**	**621**	2,505	1,171	1,205	306	2,521	970	922	357

Beatrix		Quarter ended 30 Sept 2015		Quarter ended 30 June 2015		Nine months to 30 Sept 2015	
	Reef	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans	Beatrix	Kalkoenkrans
Advanced	(m)	**4,517**	**1,440**	4,528	1,152	12,604	3,660
Advanced on reef	(m)	**1,607**	**329**	1,290	254	3,876	823
Channel width	(cm)	**147**	**125**	136	127	137	116
Average value	(g/t)	**6.9**	**10.7**	7.5	8.8	7.6	12.4
	(cm.g/t)	**1,019**	**1,337**	1,025	1,113	1,044	1,439

Cooke		Quarter ended 30 Sept 2015				Quarter ended 30 June 2015				Nine months to 30 Sept 2015			
	Reef	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberly Reefs	VCR	Elsburg Reefs	Elsburg Massive	Kimberl y Reefs
Advanced	(m)	**566**	**2,138**	**135**	**334**	617	2,597	20	258	1,845	7,386	155	881
Advanced on reef	(m)	**302**	**929**	**108**	**174**	486	795	12	117	1,117	2,728	120	471
Channel width	(cm)	**95**	**137**	**162**	**78**	75	97	240	112	95	125	170	85
Average value	(g/t)	**6.8**	**7.3**	**10.0**	**7.9**	9.8	6.6	5.0	4.7	7.7	7.5	9.3	8.1
	(cm.g/t)	**645**	**1,004**	**1,623**	**617**	738	637	1,200	522	790	932	1,580	686

ADMINISTRATION AND CORPORATE INFORMATION

Investor Enquiries
James Wellsted
Senior Vice President:
Investor Relations
Sibanye Gold Limited
Cell: +27 83 453 4014
Tel: +27 11 278 9656
james.wellsted@sibanyegold.co.za

Corporate Secretary
Cain Farrel
Tel: +27 10 001 1122
Fax: +27 11 278 9863
cain.farrel@sibanyegold.co.za

Registered Office
Libanon Business Park
1 Hospital Street,
(Off Cedar Ave),
Libanon, Westonaria,
1780
South Africa

Private Bag X5
Westonaria,
1780
South Africa
Tel: +27 11 278 9600
Fax: +27 11 278 9863

Sibanye Gold Limited
Incorporated in the Republic
of South Africa
Registration number
2002/031431/06
Share code: SGL
Issuer code: SGL
ISIN – ZAE E000173951

Listings
JSE : SGL
NYSE : SBGL

Website
www.sibanyegold.co.za

Directors
Sello Moloko* (Chairman)
Neal Froneman (CEO)
Charl Keyter (CFO)
Chris Chadwick#
Robert Chan#
Timothy Cumming*
Barry Davison*
Rick Menell*
Nkosemntu Nika*
Keith Rayner*
Jiyu Yuan#
Susan van der Merwe*
Jerry Vilakazi*
*Independent Non-Executive
#Non-Executive

JSE Sponsor
J.P. Morgan Equities South
Africa Proprietary Limited
Registration number
1995/011815/07
1 Fricker Road
Illovo, Johannesburg
2196
South Africa
(Private Bag X9936, Sandton,
2196, South Africa)

**American Depository
Receipts Transfer Agent**
Bank of New York Mellon
BNY Mellon Shareowner
Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone:
+1 888 269 2377
Tel: +1 201 680 6825
e-mail:
shrrelations@bnymellon.com

**Office of the United Kingdom
Secretaries**
London
St James's Corporate
Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

Transfer Secretaries
United Kingdom
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
[calls cost 10p a minute plus network
extras, lines are open 8.30am – 5pm
Mon-Fri] or
[from overseas]
        +44 20 8639 3399
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

**Transfer Secretaries
South Africa**
Computershare Investor Services
Proprietary Limited
Ground Floor
70 Marshall Street
Johannesburg, 2001
P O Box 61051
Marshalltown, 2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

FORWARD LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as existing operations; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals ("PGMs") and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in government regulations, particularly environmental regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: October 29, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer